Exhibit 12.1
Consolidated Ratio of Earnings to Combined Fixed Charges for Citizens Republic Bancorp

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

Income (loss) from continuing operations, before income tax	(226,347)	132,147	82,655	112,106	81,269	82,884

Fixed charges:
Interest on short-term borrowings	7,867	34,316	16,017	25,929	9,574	4,933
Interest on long-term debt	94,409	134,222	46,083	36,417	33,618	31,310
Estimated interest component of net rental expense	1,500	2,258	1,120	1,196	1,040	753

Combined fixed charges, excluding interest on deposits	103,776	170,796	63,220	63,542	44,232	36,996

Interest on deposits	167,713	257,194	147,132	85,154	63,389	80,768

Combined fixed charges, including interest on deposits	271,489	427,990	210,352	148,696	107,621	117,764

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(a )	1.77	2.31	2.76	2.84	3.24
Including interest on deposits	(a )	1.31	1.39	1.75	1.76	1.70

(a)	Ratio for this period is less than 1.00, for the nine months ended September 30, 2008, earnings were insufficient to cover fixed charges by $226.3 million.
We did not pay preferred stock dividends during the periods shown and no shares of our series A preferred stock, or any other class of preferred stock, were outstanding during the calendar years shown or on September 30, 2008.